Filed by National Bank Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: National Bank Holdings Corporation

Commission File Number: 001-35654

The following is a transcript from a conference call held by National Bank Holdings Corporation (“NBHC”) on September 16, 2025 in connection with the proposed transaction between NBHC and Vista Bancshares, Inc. (“Vista”).

Presentation:

Operator

Good morning, everyone, and welcome to the National Bank Holdings Corporation Conference Call. I will be your conference operator for today. As a reminder, this conference is being recorded for replay purposes.

This conference call will contain forward-looking statements, including statements regarding the transaction being announced today and the transaction's impact on the company's future performance. Actual results could differ materially from those discussed today. These forward-looking statements are subject to risks, uncertainties and other factors, which are disclosed in more detail in the company's presentation materials prepared in connection with this call and its most recent filings with the U.S. Securities and Exchange Commission.

These statements speak only as of the date of this call and National Bank Holdings Corporation undertakes no obligation to update or revise these statements.

It is now my pleasure to turn the call over and introduce National Bank Holdings Corporation's Founder, Chairman and CEO, Mr. Tim Laney.

G. Timothy Laney

Founder, Chairman & CEO

Thank you, Jen. Good morning, and thank you so much for joining today's call. I'm joined by NBH's President, Aldis Birkans; and our Chief Financial Officer, Nicole Van Denabeele. Needless to say, we are delighted to be with you this morning to discuss the definitive agreement to merge NBH and Vista Bancshares. Simply put, this merger is almost perfect.

With this action, we continue to build a franchise in a number of the most attractive and high-growth markets in the United States. And with Vista, we deepen our bench with impressive talent and a very strong leader. I've gotten to know John Steinmetz over the years, and I love his positive energy and can-do attitude. Our shared strategic focus on helping small- and medium-sized commercial businesses succeed is powerful, and we believe there are a multitude of best practices we can share to make ourselves even stronger.

Nicole will walk us through the financials on the transaction, and I believe they represent a win-win for all shareholders involved. And before turning the call over to Nicole, I'll add that we're proud of our track record of doing what we say we will do, and this transaction falls perfectly in place with that standard. Nicole?

Nicole Van Denabeele

Executive VP & CFO

Thank you, Tim. Good morning. As Tim mentioned, we are pleased with the future growth opportunities this merger provides for our combined companies. In my remarks this morning, I will touch on the key financial terms of the merger. Based on NBH's closing stock price of $38.47 as of the close of market last Friday, this is a $369 million transaction. As part of the total consideration, NBH will issue a fixed amount of approximately 7.4 million shares and pay approximately $85 million in cash to Vista shareholders including the cash payment to settle outstanding options and warrants.

This represents approximately 1.52x of Vista's tangible book value per share and 1.58x tangible book value, inclusive of all cash payments. Vista operates in high-growth Texas markets, including the Dallas-Fort Worth market, and is a $2.5 billion asset bank with approximately $1.9 billion in loans outstanding, $2.1 billion in deposits and 11 banking centers. Based on June 30, 2025 financials, the pro forma combined entities will have approximately $12.4 billion in total assets, total loans of $9.3 billion and an attractive core deposit base totaling $10.4 billion.

We believe this is a well-priced transaction with attractive returns for our shareholders. The fully phased-in earnings pickup is projected to be 17% accretive to our future earnings. As always, we've been realistic and appropriately conservative with our modeling assumptions. And on that basis, we project the tangible book value dilution earnback to be approximately 3 years using the crossover method. We estimate 30% cost savings as a result of identified efficiencies of combining our banks.

With NBH's history of executing on strategic acquisitions, our teams have extensive experience in acquisition due diligence and integration. The NBH team conducted thorough due diligence with experienced associates from across the bank participating in the effort. As part of this process, our credit review team performed a comprehensive review of Vista's loan book. This included a detailed review of nearly 70% of Vista's loans, including 98% of watch-rated loans and 100% of classified loans.

Vista has a history of maintaining strong credit quality and our teams found their approach to credit underwriting and monitoring to be sound. We have been disciplined in building excess capital to leverage at appropriate time for strategic growth opportunities. Our merger with Vista represents an excellent use of capital while maintaining a pro forma Tier 1 common equity ratio of 12.5% upon closing.

With that, I will hand the call over to Aldis.

Aldis Birkans

President

Well, thank you, Nicole, and I'll just second the belief that we are very excited about this opportunity to partner with John Steinmetz and welcome Vista Bank's team to our company. As we constantly evaluate how to allocate our excess capital, deepening our presence in Texas and especially in Dallas-Fort Worth Metroplex, is one of those obvious opportunities. Vista Bank has differentiated itself by emphasizing trust, local expertise and long-term client support, while building a relationship banking model that allows the support small- and medium-sized business growth, anticipate client needs and foster financial inclusion.

These cornerstones for success clearly align with our core principles. John and his team have built a great reputation and name recognition in Texas and have developed a number of banking practices that we expect to roll out throughout the rest of our organization. Additionally, we believe that Vista Bank's private banking practices, combined with our high-performing trust and private wealth capabilities will generate very attractive revenue opportunities for the combined organization.

In summary, Vista checks all the boxes we look for in M&A partners, has a solid cultural fit. It has a proven track record of profitability, operates in fast-growing markets, has a sound credit discipline and most important, Vista has great people.

Tim, I'll turn it back to you.

G. Timothy Laney

Founder, Chairman & CEO

Thank you, Aldis. Well, needless to say, we believe this merger represents a solid transaction by any measure. As I shared with both Vista's management team and Board, my goal is to keep the Vista band together and position it to simply play in bigger arenas. As far as the adoption of the Vista name, well, I love it. We've been looking for some time to brand our banks under one powerful name and with the exception of Bank of Jackson Hole, which includes our trust and wealth management business, we will adopt Vista as our name. I love its meaning and it should not be lost on anyone that the name plays well in both English and Spanish.

Finally, I'm really excited to personally welcome John to my leadership team. In addition to leading our growth in Texas, John will assume responsibility for our Colorado resort markets and most important, serve as my leader of strategic initiatives for the company. And on that note, let's open up the call for questions.

Operator

[Operator Instructions] We'll take our first question from Jeff Rulis with D.A. Davidson.

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

Tim, interested in just sort of the genesis of the conversation with Vista and their folks, kind of when -- how long has that been going on? And then second is kind of the Vista's approach here. It sounds as if they were considering an IPO track as well. And I guess, just trying to figure out the path with NBHC and was this negotiated auction? Were they kind of looking dual-track? Just a little bit of background would be great.

G. Timothy Laney

Founder, Chairman & CEO

You bet, Jeff, we've never participated in a negotiated auction in an auction process of any kind outside of, I guess, our formative days of working with the FDIC. As a practical matter, John and I have spent a very meaningful amount of time together over the last number of years. And I believe that ultimately, we believe that our cultures represented a perfect fit. Our approach to doing business as leaders is very similar. And at the end of the day, we believe working together, we can create something that's greater than what we both have today.

And we believe that the price that the parties entered into is, as Nicole pointed out, a fair price and a win-win for all shareholders. And that's today. But what we're more excited about is the kind of value we can create in this company as we look out the next 2 to 3 years.

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

And maybe just more mechanically looking at the $10 billion mark, I -- a couple of questions related there. I guess, this seems to be sort of a pretty good offset in terms of build of scale to offset any kind of headwinds associated with that. Could you just sort of confirm that maybe asset size, this indeed does get you over the hump? And maybe just remind us of what that cost or that expense was again? And 3-parter.

Lastly, just the plans for the remainder of '25, knowing this is set for a Q1 close, do you try to stay below $10 billion this year to extend that impact out until the second half of '27? Sorry for all the questions.

G. Timothy Laney

Founder, Chairman & CEO

Jeff, they're great questions. The -- as a reminder to our broader audience, I know you know this, given the history of our company, we've been operating for some time from a regulatory standpoint as though we were a $10 billion-plus institution. So as it relates to any of those related costs around people and processes, there's been nothing new relative to approaching or passing the $10 billion mark. In fact, we've been examined as a $10 billion-plus institution for the prior 2 years.

And obviously, we feel like we're in a very, very good place and standing with the regulatory authorities. The one real expense that will hit will be the Durbin impact. And in a moment, I'll ask Nicole to remind us what that annualized impact is. And clearly -- and by the way, we're fortunate in that we aren't a huge consumer-focused institution. So those dollars, relatively speaking, are small, but we'll be able to talk about how we believe the revenues from this merger certainly drive us right through that impact.

In fact, Nicole, do you want to jump in real quickly and cover that, and then I'll just pick up plans for the remainder of the year.

Nicole Van Denabeele

Executive VP & CFO

Sure. The Durbin impact, once we cross the $10 billion mark will impact our revenues by about $10 million a year. Also, as a reminder, that impact hit 6 months after we cross at year-end. So once we cross the year-end, the following year will be impacted by half of that $10 million.

G. Timothy Laney

Founder, Chairman & CEO

And so Jeff, to your last insightful question, as it relates to Durbin, there could be some motivation to manage the balance sheet to stay under $10 billion this year, just given the very direct cost savings and we'll see where we land on that point as we approach year-end.

Operator

We'll take our next question from Kelly Motta with KBW.

Kelly Ann Motta

Keefe, Bruyette, & Woods, Inc., Research Division

Congrats on the deal. Very exciting stuff. It sounds like some are more familiar with Vista. For those like myself who are not, they've been a tremendous grower here as you show in your deck over the past several years. Can you remind us what their strategy has been? And it sounds like John Steinmetz is not only staying on in Texas, but also helping you in the strategic role. What lessons can you bring to the NBHC franchise as a whole? So that's a 2-parter there.

G. Timothy Laney

Founder, Chairman & CEO

Thank you, Kelly. We are very similar in that we are very, very focused on building deep relationships with our clients and cross- selling into those clients as deeply as possible. I think one thing that excites John and his team is the ability to deliver, for example, a much broader array of treasury management solutions. And on another front, to deliver the wealth management solutions that we're able to deliver out of our Bank of Jackson Hole Wealth and Trust business.

When I look at what John and his team have done, I would tell you they place a premium on the best of the best talent. I think John is a recruiter extraordinary and has, as I've suggested in my opening, very much can do and positive leadership style that translates into the way they approach the market. I'll assume it's not again lost on anyone that they also happen to be very focused and they've increased that focus over the last number of years on the Dallas-Fort Worth Metroplex.

And my goodness, all you have to do is spend time in that market to appreciate how great the growth opportunities are. So as it relates to John's expanded role in the resort markets, we are very serious about leveraging their approach to private banking and some of their approaches to recruiting, retaining and rewarding talent. And we believe the resort markets are ripe for that opportunity here in Colorado. We already have very meaningful share in the Jackson Hole market, and we love it.

We want to see the same in Aspen, in Telluride, and in Vail. And certainly, post-COVID, the opportunity in those markets has grown dramatically. And I think John can help us deliver. And then finally, as it relates to strategic initiatives, we are in good standing with regulators. We think it's an interesting time to be looking at a multitude of opportunities as it relates to both growth in new businesses and, quite frankly, additional M&A.

Kelly Ann Motta

Keefe, Bruyette, & Woods, Inc., Research Division

Got it. That's really helpful. I appreciate all the color. You guys -- you've shown -- you have been very successful with getting cost saves in the deals that you've done, done multiple deals at a time. It looks like you're looking for 30% cost saves here. Can you provide additional color as to how you came up with that number and your comfort in the ability to hit that as well as you mentioned you're rolling out the Vista brand across the platform if the one-timers include any additional associated switching costs with the rebrand here?

Nicole Van Denabeele

Executive VP & CFO

Kelly, I'll touch on the cost saves. So you're exactly right. We've built in 30% cost saves. We feel like that's been a pretty good estimate, appropriately conservative, as I mentioned in my remarks. As with most deals, those cost saves come mostly from duplication and shared service functions and duplication in core systems. So when we combine our enterprises, that's where we believe we'll find the bulk of the efficiencies.

G. Timothy Laney

Founder, Chairman & CEO

Kelly, what we didn't touch upon, and again, this is where we're working, obviously, with our accountants and otherwise. But our -- certainly, our goal would be to address where appropriate, any of the onetime sign changes into a onetime transaction charge and more to come on that front.

Kelly Ann Motta

Keefe, Bruyette, & Woods, Inc., Research Division

Got it. That's helpful. One last housekeeping question, then I'll step back. Goodwill, I'm getting kind of back of the envelope about $110 million. Is that sort of in the ballpark when estimating this onetime charge and the impact here? Sorry, the onetime tangible book value dilution?

Nicole Van Denabeele

Executive VP & CFO

Yes. You're in the ballpark, Kelly.

Operator

We'll take our next question from Brett Rabatin with Hovde Group.

Brett D. Rabatin

Hovde Group, LLC, Research Division

I wanted to go back, Tim, to the expense savings and just the timing of that. And then the 17% accretion that's obviously fully phased in. Is that -- I assume that's '27 and not '26. Is that correct?

Nicole Van Denabeele

Executive VP & CFO

That 17% is fully phased in, which will occur in 2027. So 2026, will close, we believe, in early 2026 and then convert systems in 2026 as well.

Brett D. Rabatin

Hovde Group, LLC, Research Division

Okay. And you're getting a great bank in Texas. The one thing I was looking at was the fee income, the past 2 quarters for them has been somewhat lumpy. They were running about $1.5 million for 2 years. And then the last 2 quarters have been close to $16 million and then last quarter was a little under $1 million. Any thoughts on the fee income outlook for them as a stand-alone entity and just any of that -- any explanation for the noise in the past 2 quarters?

Aldis Birkans

President

Yes. The lumpiness there is they were cleaning up some banking centers that they sold, and they realized some gain. The historical run rate is probably more appropriate that you're looking at, which actually creates a lot of opportunity for our combined organizations. We think rolling out our best practices in SBA, swap derivative fee income, even I think we could do more in Texas and mortgages and residential banking. So I think there's opportunity to build that fee income up. None of that is included in our forecast in terms of 17%, but those are opportunities.

G. Timothy Laney

Founder, Chairman & CEO

And I have to repeat myself. It is fair -- more than fair to say that both management teams are very excited about the possibilities with treasury management and trust and wealth management practices. We just could not be more excited about the upside in both of those areas.

Brett D. Rabatin

Hovde Group, LLC, Research Division

Yes. And that's my last quick follow-on, if I could, just around the opportunities. But I don't know if you can quantify those opportunities, but maybe a part of this deal was a bigger lending limit and the ability to do larger loans for Vista Bank in Texas. Was that a part of it? And then just any thought on the opportunity from maybe a scale perspective with lending? Or any thoughts on the fee income side with those businesses?

G. Timothy Laney

Founder, Chairman & CEO

I think your assumption there is exactly right. It certainly creates more capacity to expand relationships to expand lending exposure with key relationships. And at the same time, we will remain committed to building a very granular and diverse loan portfolio that served us well over time. And we can certainly accomplish the goal of providing more capacity in Texas while at the same time, again, maintaining that diversity and granularity.

Operator

And I'm showing -- we have -- I do apologize. We'll go next to Jeff Rulis with D.A. Davidson

.

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

Just a quick one on the margin. Looks like a very similar margin on a level basis. And I guess, absent the accretion in the transaction, any update on the impact to rate sensitivity as you fold this in? And I guess it's a second question of any planned sale of securities or restructuring anticipated at this point?

Aldis Birkans

President

Yes, Jeff. No anticipated material change in our asset sensitivity or how it positions our balance sheet. We will, as we typically do, standardize, I'll say, that the investment portfolio that they have into how we look at it. So there potentially is that we sell some of those and repurchase more liquid -- not -- I shouldn't say liquid, more cash flowing type of securities that's what we have done in the past with an eye to liquidity.

Jeffrey Allen Rulis

D.A. Davidson & Co., Research Division

Got it. But overall, it seems like a very similar margin perspective. And if it doesn't change the sensitivity, it's a pretty quiet absent accretion. Is that fair to say that it's folded in fairly quietly, all this?

Nicole Van Denabeele

Executive VP & CFO

It is. It is. And I'll say one of the attractive parts of Vista's balance sheet and the way that they've run their bank is they have maintained a very strong net interest margin. So we believe when we pull that into our balance sheet that we also will maintain our strong net interest margin.

Aldis Birkans

President

Yes. And said differently, we don't have to count on purchase accounting and marks on loans and investment securities to achieve the accretion, right? So that's the beautiful thing here is they're already a profitable bank, well-run balance sheet, as Nicole was mentioning, and margin going forward is sustainable in a way, just adding 2 organizations together without counting on marks.

Operator

We'll go next to Brett Rabatin with Hovde Group.

Brett D. Rabatin

Hovde Group, LLC, Research Division

Just one additional follow-up. One of the bigger opportunities that would seem to be the -- obviously, the 2 margins are the same, but they've got a higher loan yield and a higher cost of funds and their CDs -- the proportion of CDs is not very meaningful, but they're costing about 4.5% and the money market is close to 4%. And Tim, you've done a great job with the brands as rates moved higher, keeping your cost of funds below peers. Is this a big part of the opportunity? Or is Texas just more competitive? And maybe if it's not going to be as easy to lower the cost of funds even if rates are coming down?

G. Timothy Laney

Founder, Chairman & CEO

We believe with the range of treasury management and deposit capabilities that we'll be adding to the Vista war chest in Texas that we will absolutely have the opportunity to bring down average cost of deposits for the organization. And I would remind you, in fact, I would ask Aldis to speak to it, it's a perfect opportunity to leverage Camber to address needs of clients and at the same time, balance that with our desire to maintain what we think of as lower cost inventory. Aldis?

Aldis Birkans

President

Yes. So you summarized it. So I do think there's -- again, none of this is modeled in, but we do think there's opportunities to, again, deliver the high service and performance product to Vista's existing clients and prospects, but optimize our balance sheet with help of Camber and optimize the product set with Camber's capabilities.

G. Timothy Laney

Founder, Chairman & CEO

And finally, Brett, I would add that John and his team should be very proud of the kind of loan yields they've recognized. We can say with confidence that, that's not been a result of taking undue risk. We're proud of the yields we realize on our portfolio, and we believe we share the same view that financial institutions should get paid for the services it delivers. Vista has done a great job of really differentiating itself on positive and great client service and have done a wonderful job of getting paid for it. So we don't expect that to end.

Brett D. Rabatin

Hovde Group, LLC, Research Division

Okay. But the bottom line here is the pro forma margin with all of your strategies should result in a higher number on the margin.

G. Timothy Laney

Founder, Chairman & CEO

What can I say? We love to under promise and over deliver, Brett. What are you trying to get us to put on the record here?

Operator

And I'm showing we have no further questions at this time. I will now turn the call back to Mr. Laney for his closing remarks.

G. Timothy Laney

Founder, Chairman & CEO

Thank you so much. I really want to thank those that joined in with questions today. Again, we'll just express our excitement over what we view as just a perfect opportunity to bring our 2 companies together, and there's more to come. So stay tuned. Everybody, have a great day.

Operator

And this concludes today's conference call. If you'd like to listen to the telephone replay of this call, a link will be available in approximately 24 hours on the company's website on the Investor Relations page. Thank you very much, and have a great day. You may now disconnect.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 related to, among other things, NBHC’s strategy, plans, beliefs, goals, intentions, and expectations regarding the proposed transaction; its ability to achieve its financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts. Forward-looking statements typically contain words such as “anticipate,” “believe,” “potential,” “will,” “estimate,” “plans,” “approximately,” “opportunity,” “expect,” “position,” “pro forma,” “proposed,” “intend” or similar expressions. Forward-looking statements involve certain important risks, uncertainties and other factors, any of which could cause actual results to differ materially from those in such statements. Such factors include, without limitation, the “Risk Factors” referenced in NBHC’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2025, other risks and uncertainties listed from time to time in NBHC’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”) each of which is filed with the SEC and available in the “Financials” section of NBHC’s website at https://www.nationalbankholdings.com, under the heading “SEC Filings” and in other documents NBHC files with the SEC.  Additional factors that could cause results actual results to differ materially from those in forward-looking statements include:  the ability to obtain required regulatory, shareholder or other approvals or meet other closing conditions to the merger on the expected terms and schedule; the acquisition may not be timely completed, if at all; difficulties and delays in integrating NBH Bank’s and Vista Bank’s businesses or fully realizing cost savings and other benefits; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of NBHC and Vista to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against NBHC or Vista; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; business disruption prior to the completion of the acquisition or following the proposed transaction; NBHC’s ability to execute its business strategy; adverse regulatory conditions that may be imposed in connection with regulatory approvals of the transaction; reputational risks and risks relating to the reaction of NBHC’s and Vista’s customers or employees to the proposed transaction, including the effects on their respective ability to attract or retain customers and key personnel; diversion of management time on acquisition-related issues; the dilution caused by NBHC’s issuance of additional shares of its capital stock in connection with the transaction; economic, market, operational, liquidity, credit and interest rate risks associated with NBHC’s business; business and economic conditions along with external events both generally and in the financial services industry; susceptibility to credit risk and fluctuations in the value of real estate and other collateral securing a significant portion of NBHC’s loan portfolio, including with regards to real estate acquired through foreclosure, and the accuracy of appraisals related to such real estate; the allowance for credit losses and fair value adjustments may be insufficient to absorb losses in NBHC’s loan portfolio; NBHC’s ability to maintain sufficient liquidity to meet the requirements of deposit withdrawals and other business needs; changes impacting monetary supply and the businesses of NBHC’s clients and counterparties, including levels of market interest rates, inflation, currency values, monetary and fiscal policies, and the volatility of trading markets; changes in the fair value of NBHC’s investment securities and the ability of companies in which we invest to commercialize their technology or product concepts; the loss of certain executive officers and key personnel; any service interruptions, cyber incidents or other breaches relating to NBHC’s technology systems, security systems or infrastructure or those of NBHC’s third-party providers; the occurrence of fraud or other financial crimes within NBHC’s business; competition from other financial institutions and financial services providers and the effects of disintermediation within the banking business including consolidation within the industry; changes to federal government lending programs like the Small Business Administration’s Preferred Lender Program and the Federal Housing Administration’s insurance programs, including the impact of a government shutdown of such programs; impairment of NBHC’s mortgage servicing rights, disruption in the secondary market for mortgage loans, declines in real estate values, or being required to repurchase mortgage loans or reimburse investors; developments in technology, such as artificial intelligence, the success of NBHC’s digital growth strategy, and NBHC’s ability to incorporate innovative technologies in its business and provide products and services that satisfy NBHC’s clients’ expectations for convenience and security; NBHC’s ability to execute its organic growth and acquisition strategies; the accuracy of projected operating results for assets and businesses we acquire as well as NBHC’s ability to drive organic loan growth to replace loans in its existing portfolio with comparable loans as loans are paid down; changes to federal, state and local laws and regulations along with executive orders applicable to NBHC’s business, including tax laws; NBHC’s ability to comply with and manage costs related to extensive government regulation and supervision, including current and future regulations affecting bank holding companies and depository institutions; the application of any increased assessment rates imposed by the Federal Deposit Insurance Corporation; claims or legal action brought against NBHC by third parties or government agencies; and other factors that may affect the future results of NBHC. NBHC can give no assurance that any goal or plan or expectation set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements. Forward-looking statements speak only as of the date they are made and are based on information available at the time.  NBHC does not intend, and assumes no obligation, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events or circumstances, except as required by applicable law.

Annualized, pro forma, projected, and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except to the extent required by applicable law or regulation, NBHC disclaims any obligation to revise or publicly release any revision or update to any of the forward-looking statements included herein to reflect events or circumstances that occur after the date on which such statements were made.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information and Where to Find It

NBHC intends to file with the SEC a Registration Statement on Form S-4 to register the shares of NBHC common stock to be issued to the shareholders of Vista in connection with the proposed transaction.  The Registration Statement will include a proxy statement/prospectus, which will be sent to the shareholders of Vista in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NBHC, VISTA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.  You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to National Bank Holdings Corporation, Attention:  Investor Relations, 7800 E. Orchard Road, Suite 300, Greenwood Village, CO 80111, by e-mailing ir@nationalbankholdings.com or by calling (720) 554-6640.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.